Exhibit 99.3

Appendix 1

Amended and restated memorandum and articles of association

Territory of the British Virgin Islands

BVI Business Companies Act (Revised Edition) 2020

Memorandum and Articles of Association

of

Founder Group Limited

A company limited by shares incorporated on 18 May 2023

As amended and restated by a resolution of shareholders passed on [●] 2025

Mourant Ozannes, BVI is a British Virgin Islands partnership

Territory of the British Virgin Islands

BVI Business Companies Act (Revised Edition) 2020

Memorandum of Association

of

Founder Group Limited

A company limited by shares incorporated on 18 May 2023

As amended and restated by a resolution of shareholders passed on [●] 2025

1.	NAME

The Company’s name is Founder Group Limited.

2.	TYPE OF COMPANY

The Company is a company limited by shares.

3.	REGISTERED OFFICE

The Company’s first registered office is located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

3.1	Change of registered office

(a)	The Company may change the location of its registered office to another location in the British Virgin Islands by a resolution of shareholders or a resolution of directors.

(b)	Any change of the Company’s registered office will only take effect once the registrar has registered a notice of change filed by the Company’s registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

4.	REGISTERED AGENT

The Company’s first registered agent is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

4.1	Change of registered agent

(a)	The Company may change its registered agent by a resolution of shareholders or a resolution of directors.

(b)	Any change of the Company’s registered agent will only take effect once the registrar has registered a notice of change filed by the Company’s existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

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5.	SHARES

5.1	Number and class

The Company may issue an unlimited number of no par value shares, and such shares can be issued as:

(a)	A Shares; or

(b)	B Shares;

or any combination of the above types of shares.

5.2	Fractions of shares

Subject to the articles, the Company may issue a fraction of a share.

5.3	Bonus, redeemable and convertible shares

Subject to the articles, the Company may issue bonus shares, redeemable shares and shares that are convertible to another class of share.

5.4	Redemptions, purchases etc

Subject to the articles, the Company may redeem, purchase or otherwise acquire, any of its shares.

5.5	Registered shares

(a)	The Company may only issue registered shares.

(b)	The Company may not issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares.

6.	RIGHTS ATTACHING TO SHARES

A Shares

Subject to the articles and clause 6.5, each A Share confers on the holder the right to:

(a)	one vote at a meeting of the shareholders or on any resolution of shareholders;

(b)	an equal share in any distribution paid by the Company in accordance with the Act and the articles; and

(c)	an equal share in the distribution of any surplus assets of the Company on its liquidation.

6.2	B Shares

Subject to the articles and clauses 6.3 and 6.5, each B Share confers on the holder the right to:

(a)	twenty votes at a meeting of the shareholders or on any resolution of shareholders;

(b)	an equal share in any distribution paid by the Company in accordance with the Act and the articles;

(c)	an equal share in the distribution of any surplus assets of the Company on its liquidation; and

(d)	convert that B Share into an A Share in accordance with clause 6.4 (Voluntary conversion of B Shares).

6.3	Automatic conversion of B Shares

(a)	Where any B Share is the subject of a transfer, assignment, transmission or other disposal of a legal, beneficial or other interest in that share to any person who is not immediately prior to such transfer a holder of B Shares or a Permitted Transferee (a Transfer Share), such Transfer Share shall be automatically converted to an A Share immediately prior to such transfer taking place without the consent of the holder of B Shares and for the avoidance of doubt:

(i)	a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in its register of shareholders; and

(ii)	the creation of any pledge, charge, encumbrance or other third party right of whatever description on any B Share to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant B Share, in which case all the related B Shares shall be automatically converted into of A Shares on a one-for-one basis.

(b)	Where any B Share has been transferred to any person who ceases to be a Permitted Transferee of the original holder of that B Share, that B Share shall be automatically converted to an A Share with effect from the time and date that person ceases to be a Permitted Transferee, without the consent of the shareholder and on a one-for-one basis.

6.4	Voluntary conversion of B Shares

The holder of B Shares shall have the right, upon 10 Business Days’ prior written notice to the Company and without the consent of the Company, to automatically convert any or all of their B Shares into A Shares on a one-for-one basis.

6.5	Company conversion of shares

Notwithstanding any other provision in this memorandum or the articles, upon the written request of a shareholder, the Company shall have the right at its discretion to automatically convert any or all of:

(a)	that shareholder’s A Shares into B Shares on a one-for-one basis; or

(b)	that shareholder’s B Shares into A Shares on a one-for-one basis,

as the case may be.

6.6	Share conversion

Following any share conversion under clauses 6.3 – 6.5, the directors shall update (or instruct the Company’s transfer agent and / or registered agent (as the case may be) to update) the shareholders lists and / or register of shareholders (as the case may be) to reflect any such conversion.

6.7	Articles

Any provision of the articles which modifies, supplements, restricts or negates any of the rights conferred on the holder of a share by this memorandum, is taken to be included in this memorandum as if set out in full.

7.	VARIATION OF CLASS RIGHTS

7.1	Variation

If the Company has different classes of shares in issue, unless the rights attaching to a class of shares state otherwise, the rights attached to that class may only be varied, whether the Company is a going concern or is being liquidated:

(a)	with the written consent of the holders of the majority of the issued shares of that class;

(b)	by a resolution of shareholders of that class;

(c)	pursuant to clause 6.3 (Automatic conversion of B Shares);

(d)	pursuant to clause 6.4 (Voluntary conversion of B Shares); or

(e)	pursuant to clause 6.5 (Company conversion of shares).

7.2	Rights not varied

The rights conferred on the holders of any class of shares issued with preferred or other rights will not (unless the rights attaching to the shares of that class expressly state otherwise) be treated as being varied by the creation or issue of further shares ranking after or equally with the shares of that class.

8.	CAPACITY

8.1	Capacity

Subject to the Act and any other applicable enactment of the British Virgin Islands, the Company has (irrespective of corporate benefit):

(a)	full capacity to carry on, or undertake, any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of paragraph (a) above, full rights, powers and privileges.

8.2	No limitations

For the purposes of the Act, there are no limitations on the businesses or activities that may be carried on, or undertaken, the acts that may be done, or the transactions that may be entered into, by the Company.

8.3	Listing on a Designated Stock Exchange

If the Company has a class of shares listed on a Designated Stock Exchange, the following provisions apply:

(a)	any action prohibited by the applicable Listing Rules shall not be taken;

(b)	nothing contained in this memorandum or the articles prevents any action being taken which is required by the applicable Listing Rules;

(c)	authority is given for any act to be done or not done (as the case may be) where required by the applicable Listing Rules;

(d)	the Company shall promptly amend this memorandum and the articles to:

(i)	include any provision required to comply with a requirement of the applicable Listing Rules where such provision is not already included; and

(ii)	rectify any provision of this memorandum and the articles which is or becomes inconsistent with the applicable Listing Rules,

provided that no act required to be done by the applicable Listing Rules is contrary to or otherwise prohibited by the Act.

9.	LIABILITY OF SHAREHOLDERS

9.1	No liability for Company’s liabilities

No shareholder has any liability, as a shareholder, for the liabilities of the Company.

9.2	Liability to the Company

The liability of each shareholder to the Company, as a shareholder, is limited to the amount (if any) unpaid on the shareholder’s shares.

10.	AMENDMENTS TO MEMORANDUM AND ARTICLES

10.1	Shareholders

The shareholders may amend this memorandum or the articles by a resolution of shareholders.

10.2	Directors

(a)	The directors may amend this memorandum or the articles by a resolution of directors.

(b)	The directors do not have the power to amend:

(i)	this memorandum or the articles:

(A)	to restrict the rights or powers of the shareholders to amend this memorandum or the articles;

(B)	to change the percentage of shareholders required to pass a resolution of shareholders to amend this memorandum or the articles; or

(C)	in circumstances where this memorandum or the articles cannot be amended by the shareholders;

(ii)	clause 6 (Rights attaching to shares);

(iii)	clause 7 (Variation of class rights); or

(iv)	this clause 10 (Amendments to memorandum and articles),

of this memorandum.

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10.3	Effectiveness

Subject to the Act, any amendment to this memorandum or the articles will only take effect once the registrar has registered:

(a)	a notice of amendment; or

(b)	an amended and restated memorandum of association or amended and restated articles of association,

filed by the Company’s registered agent.

11.	INTERPRETATION

Definitions and principles of interpretation in the Company’s articles of association apply in this memorandum unless the context requires otherwise.

We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 18th day of May, 2023.

Incorporator

(Sd.) Rexella D. Hodge	Date
Authorised Signatory
Vistra (BVI) Limited

Territory of the British Virgin Islands

BVI Business Companies Act (Revised Edition) 2020

Articles of Association

of

Founder Group Limited

A company limited by shares incorporated on 18 May 2023

As amended and restated by a resolution of shareholders passed on [●] 2025

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

The following definitions apply in these articles of association unless the context requires otherwise:

Act means the BVI Business Companies Act (Revised Edition) 2020;

articles means these articles of association as amended or amended and restated from time to time;

A Shares means the A ordinary shares of no par value in the Company, having the rights set out in the memorandum and these articles;

B Shares means the B ordinary shares of no par value in the Company, having the rights set out in the memorandum and these articles;

Business Day means a day other than a Saturday, Sunday or public holiday in the People’s Republic of China, New York City (New York) or the British Virgin Islands;

charge means any charge, mortgage or other security interest;

chargee means the person to whom a charge has been granted or any nominee of that person;

committee means a committee of directors to which any powers of the directors have been delegated under these articles;

Control means the possession, directly or indirectly, of the power to direct the management and policies of a company or other entity whether through the ownership of voting securities, by contract or otherwise;

Company means Founder Group Limited;

Designated Stock Exchange means any stock exchange in the United States of America on which any shares are listed for trading;

director means, at any time, a person who is a director of the Company and (where appropriate) includes an alternate director;

entitled person means a person who is entitled to a share by reason of the death, bankruptcy or insolvency of a shareholder or otherwise by operation of the law;

financial statements means, for any financial period of the Company:

(a)	a balance sheet;

(b)	a profit and loss account or statement; and

(c)	any other financial statement the directors decide by a resolution of directors, or are required by a resolution of shareholders, to prepare;

Listing Rules means the applicable SEC marketplace rules which apply to the Company for so long as the Company has a class of shares listed on a Designed Stock Exchange, such rules as amended or replaced from time to time;

memorandum means the Company’s memorandum of association as amended or amended and restated from time to time;

Permitted Transferee means, in relation to a holder of B Shares:

(a)	any Privileged Relation of that holder;

(b)	any company or other entity over which that holder has Control; or

(c)	a trust set up wholly for the benefit of:

(i)	that shareholder; and / or

(ii)	the Privileged Relations of that shareholder;

Privileged Relation means, in relation to a holder of B Shares, his, her or its spouse, children and grandchildren (including step and adopted children and grandchildren) and their successors;

register of shareholders means the register of members maintained by or on behalf of the Company under the Act;

registrar means the Registrar of Corporate Affairs appointed under the Act;

resolution of directors means a resolution:

(a)	passed by a simple majority of the votes cast in respect of the resolution, at a valid meeting of directors or a committee, by directors or members of the committee (or their alternates) present at the meeting; or

(b)	in writing that is signed or consented to (including by way of fax or email) by a majority of directors or members of a committee (or their alternates),

who are entitled to vote on the resolution;

resolution of shareholders means a resolution:

(a)	passed by a simple majority of the votes cast in respect of the resolution, at a valid meeting of shareholders (or class of shareholders), by shareholders present (in person or by proxy) at the meeting; or

(b)	in writing that is signed or consented to (including by way of fax or email) by shareholders (or shareholders of the relevant class) who hold shares carrying a simple majority of the votes that may be cast in respect of the resolution, who are entitled to vote on the resolution;

SEC means the U.S. Securities and Exchange Commission;

share means a share issued, or to be issued, by the Company and includes a fraction of a share;

shareholder means a person who is recorded in the register of shareholders as the holder of a share;

solvency test means that:

(a)	the value of the Company’s assets exceed its liabilities; and

(b)	the Company is able to pay its debts as they fall due; transfer form means a written notice under which title to a share is transferred; and Transfer Share has the meaning provided for in clause 6.3 (Automatic Conversion of B Shares).

1.2	Act definitions

Definitions in the Act apply in these articles unless the relevant term is defined in these articles or the context requires otherwise.

1.3	Interpretation

The following rules apply in these articles unless the context requires otherwise:

(a)	headings are for convenience only and do not affect interpretation;

(b)	the singular includes the plural and the converse;

(c)	a gender includes all genders;

(d)	a reference to any person, corporation, trust, partnership, unincorporated body or other entity includes any of them;

(e)	a reference to legislation (or to a provision of it) includes a modification or re-enactment of it, a legislative provision substituted for it and any regulation, order or other statutory instrument issued under it;

(f)	where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(g)	mentioning anything after include, includes or including does not limit what else might be included;

(h)	a reference to a clause is to a clause of the memorandum, and a reference to an article is to an article of these articles;

(i)	a reference to a document being signed includes a signature or representation of a signature affixed by electronic, mechanical or any other means;

(j)	a reference to writing includes any method of representing or reproducing words in a visible form, whether by electronic, digital, magnetic or any other means and includes emails and faxes; and

(k)	where the directors have delegated any of their powers to a committee or person, a reference to a resolution of directors in relation to the exercise of that power is to be construed accordingly.

1.4	Class meetings and written resolutions

If the Company has different classes of shares in issue, the provisions of these articles relating to:

(a)	meetings of shareholders, proceedings at them and eligibility to attend and vote at them; and

(b)	written resolutions of shareholders,

apply (having made all necessary changes) to each meeting or written resolution of the holders of a class of shares.

2.	PRELIMINARY EXPENSES

The directors may pay all expenses incurred preliminary to, and in connection with, the incorporation of the Company.

3.	SHARES

3.1	Rights

Subject to the Act and any necessary amendments to the memorandum and these articles being made, any share may be issued with any preferred, deferred or other special rights, or with any restrictions, whether in relation to voting, distributions or otherwise, the directors decide by a resolution of directors.

3.2	Issue

(a)	Subject to the Act, the memorandum and these articles, the unissued shares may be issued, and options to acquire shares may be granted, at any times, to any persons (whether or not shareholders), for any consideration and on any terms, the directors decide by a resolution of directors.

(b)	A share is taken to be issued when the name of the holder is entered in the register of shareholders as the holder of the share.

3.3	No pre-emptive rights

The directors do not have to offer to issue any shares, or transfer any treasury shares, to any existing shareholder before issuing the shares, or transferring the treasury shares, to any person.

3.4	Consideration

(a)	A share may be issued for consideration in any form or combination of forms, including money, a promissory note (or other written obligation to contribute money or property), real property, personal property (including goodwill and know-how), services performed or a contract to perform future services.

(b)	Before issuing a share for a consideration that is or includes non-cash consideration, the directors must pass a resolution of directors stating:

(i)	the amount to be credited for the issue of the share; and

(ii)	that (in their opinion) the reasonable present cash value of the non-cash consideration and any cash consideration is not less than the amount to be credited for the issue of the share.

(c)	No share may be issued for a consideration that is less than its par value.

(d)	A share issued by the Company upon conversion of, or in exchange for, another share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the value of the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

3.5	Nil paid and partly paid shares

(a)	The directors may issue shares that are nil paid or partly paid on issue.

(b)	Shares that are not fully paid on issue are subject to the forfeiture provisions of these articles. For this purpose, shares are not considered to be fully paid on issue if the consideration for which they are issued is a promissory note (or other written obligation to contribute money or property) or a contract for future services.

3.6	Fractions of shares

(a)	A fraction of a share confers on the holder the rights, obligations and liabilities of a whole share of the same class corresponding to the fraction other than the right to vote.

(b)	If the holder of a fraction of a share acquires a further fraction of a share of the same class, the fractions will be treated as being consolidated.

3.7	Joint holdings

Where two or more persons are registered as the holders of a share:

(a)	the joint holders are taken to hold the share as joint tenants with the benefit of survivorship;

(b)	the Company need not register more than four persons as the joint holders of the share;

(c)	the joint holders are jointly and individually liable for all amounts owed to the Company in respect of the share;

(d)	any joint holder may give a good receipt for any dividend or other distribution or other payment from the Company in respect of the share;

(e)	unless another joint holder is nominated by a written notice signed by all of the joint holders for any of these purposes, only the senior joint holder is entitled to:

(i)	receive a share certificate for the share;

(ii)	attend and vote (whether in person or by proxy) at any meeting of shareholders, or sign or consent to any written resolution of shareholders, in respect of the share;

(iii)	receive notices from the Company in respect of the share and any notice given to the senior joint holder is to be treated as being given to all of the joint holders; and

(iv)	receive any dividend or other distribution or other payment from the Company in respect of the share; and

(f)	for the purpose of this article, seniority is determined by the order in which the names of the joint holders appear in the register of shareholders.

4.	INTERESTS NOT RECOGNISED

4.1	Trusts not recognised

Except as required by law or these articles, the Company is not required to:

(a)	recognise any person as holding any share on any trust (whether express, implied or constructive); and

(b)	enter in the register of shareholders notice of any trust (whether express, implied or constructive).

4.2	Registered holder’s absolute right

Except as required by law or these articles, the Company is not required to recognise (even when having notice of it) any interest (whether equitable, contingent, future or otherwise) in any share other than the registered holder’s absolute right to the share and all rights attaching to it.

5.	CHARGES OVER SHARES

5.1	Creation

Subject to the Act, and the applicable Listing Rules, a shareholder may create a charge over any of the shareholder’s shares.

5.2	Register of shareholders

(a)	If a shareholder notifies the Company that the shareholder has created a charge over any of the shareholder’s shares, and requests the Company to do so, the Company must enter the following particulars in the register of shareholders:

(i)	a statement that the relevant number of the shareholder’s shares is subject to a charge;

(ii)	the name of the chargee; and

(iii)	the date of which the particulars specified in paragraphs (a) and (b) above are entered in the register of shareholders.

(b)	Where particulars of a charge are entered in the register of shareholders in accordance with these articles, the particulars will only be cancelled or removed:

(i)	with the written consent of the chargee or a person who the directors are satisfied is authorised to act on behalf of the chargee; or

(ii)	if the Company is provided with:

(A)	evidence satisfactory to the directors that the liabilities secured by the charge have been discharged in full; and

(B)	(if the directors consider it necessary or desirable) an indemnity that is satisfactory, in form and substance, to the directors.

5.3	No dealings

While particulars of a charge over any shares of a shareholder are entered in the register of shareholders in accordance with these articles, the Company will not:

(a)	register any transfer of any of those shares;

(b)	purchase, redeem or otherwise acquire any of those shares; or

(c)	issue any replacement share certificate for any of those shares,

without the written consent of the chargee.

5.4	No liability

Despite anything to the contrary contained in these articles, neither the Company nor any of its directors, officers, agents or employees will incur any liability to any chargee for failing to comply with any provision of these articles relating to shares that are subject to a charge.

6.	SHARE CERTIFICATES

6.1	No certification requirement

(a)	Nothing in the memorandum or these articles shall require title to any share to be evidenced by a share certificate to the extent the Act, the applicable Listing Rules, or any other laws, rules, procedures or other requirements applicable to shares listed on a Designated Stock Exchange permit otherwise.

(b)	Subject to and in accordance with the Act and the laws, rules, procedures and other requirements applicable to shares listed on a Designated Stock Exchange (including, but not limited to, the applicable Listing Rules), the directors, without further consultation with any shareholder, may resolve that any class or series of shares in issue, or to be issued, from time to time, may be issued, held, registered, converted to, transferred or otherwise dealt with in uncertificated form.

6.2	Indemnity

Each shareholder to whom a share certificate is issued must indemnify each of the Company and its directors, officers, agents and employees, from any loss, cost, liability or expense which any of them may incur from any wrongful or fraudulent use or representation made by any person who possesses the share certificate.

7.	TRANSFER AND TRANSMISSION

7.1	Transfers

(a)	In these articles, reference to the transfer of a share includes a transfer, assignment or other disposal of a beneficial or other interest in that share, either voluntarily or involuntarily, or directly or indirectly, whether or not for consideration, and reference to a share includes a beneficial or other interest in a share.

(b)	Any transfer of a B Share will be subject to clause 6.3 (Automatic conversion of B Shares).

7.2	Listed shares

Where shares are listed on a Designated Stock Exchange, the shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on a Designated Stock Exchange (including, but not limited to, the applicable Listing Rules).

7.3	Non-listed shares

Where shares are not listed on a Designated Stock Exchange, any transfer of such shares shall be effected in accordance with the provisions of articles 7.4 and 7.5.

7.4	Transfer forms

(a)	In the case of non-listed shares and subject to the Act, a share may only be transferred by a transfer form.

(b)	A transfer form must:

(i)	be signed by the transferor;

(ii)	identify the number and class of shares being transferred;

(iii)	state the name and address of the transferee;

(iv)	relate to one class of shares only; and

(v)	(if the transfer will impose a liability to the Company on the transferee) be signed by the transferee.

7.5	Registration

(a)	In the case of non-listed shares, a share may be transferred if the transferor or transferee delivers to the Company’s registered office or any other address the directors specify for this purpose:

(i)	a properly signed and completed transfer form;

(ii)	the share certificate (if any) for the share; and

(iii)	any evidence establishing the right of the transferor to transfer the share the directors require by a resolution of directors.

(b)	Subject to these articles, the Company must, promptly on receiving the documents referred to in paragraph (a) above, enter the name of the transferee of a share in the register of shareholders as the holder of the share unless the directors pass a resolution of directors refusing to register the transfer.

(c)	Subject to these articles, the directors may (in their sole and absolute discretion) decide by a resolution of directors to refuse to register the transfer of a share for any reason.

(d)	Where the directors refuse to register the transfer of a share:

(i)	they must state the reason for their refusal in a resolution of directors; and

(ii)	the Company must, as soon as practicable, send each of the transferor and transferee a notice of refusal.

(e)	The directors must promptly register (and may not decline to register) the transfer of any share if:

(i)	the share is subject to a charge that is recorded in the register of shareholders;

(ii)	the chargee gives the Company written confirmation that:

(A)	the liabilities secured by the charge have not been discharged in full; and

(B)	the transfer is being made in connection with the creation, perfection or enforcement of the charge; and

(iii)	the transfer form complies with the provisions of these articles and is accompanied by the share certificate (if any) for the share.

7.6	Passing of title

The transfer of a share is only effective once the name of the transferee is entered in the register of shareholders.

7.7	Transmission

(a)	If a shareholder dies, the only person who will be recognised by the Company as having any title to the deceased shareholder’s interest in any share is:

(i)	(where the deceased shareholder was a joint holder) any surviving joint holder; or

(ii)	(where the deceased shareholder was a sole or the only surviving holder) the personal representative of the deceased shareholder, but nothing in these articles releases the estate of a deceased shareholder from any liability in respect of the share.

(b)	An entitled person may elect to have a share registered in:

(i)	the entitled person’s name by giving written notice to that effect to the Company; or

(ii)	another person’s name by delivering to the Company a properly signed and competed transfer form in favour of that person.

(c)	An entitled person must produce any evidence establishing the entitled person’s entitlement to a share the directors require by a resolution of directors.

(d)	An entitled person has the same rights in relation to a share to which the entitled person is entitled as the entitled person would have if the share were registered in the entitled person’s name, except that until the entitled person is registered as the holder of the share, the entitled person cannot attend or vote at any meeting of shareholders or sign or consent to any written resolution of shareholders.

8.	CALLS

8.1	Calls

(a)	Subject to these articles and the rights attaching to any class of shares:

(i)	the directors may make calls on a shareholder for any amount of the issue price of the shareholder’s shares that has not been paid to the Company;

(ii)	a call must be made by giving a written notice of call; and

(iii)	at least 14 days’ notice of a call must be given to the shareholder.

(b)	A call may be made payable in instalments. The directors may postpone a call or revoke it (in whole or part).

(c)	A call is taken to have been made at the time the resolution of directors to make the call is passed.

8.2	Notice of call

(a)	A notice of call must state:

(i)	the shares to which it relates;

(ii)	the amount of the call;

(iii)	the date by which payment must be made in full; and

(iv)	the place where the call must be paid or details of a bank account into which payment may be made by electronic funds transfer.

(b)	Where the terms of issue of any shares state that an amount becomes payable on a fixed date, then:

(i)	the terms of issue are to be treated as a properly given notice of call;

(ii)	each shareholder must pay the amount in full in accordance with the terms of issue; and

(iii)	if a shareholder fails to pay the amount in full, the provisions of these articles (including regarding payment of interest and forfeiture) apply as if the amount had become payable under a properly given notice of call.

8.3	Interest

If a shareholder fails to pay a call (or instalment of a call) in full on or before the due date for payment, the directors may require the shareholder to pay interest on the sum due from the specified payment date to the time of actual payment at a rate determined by a resolution of directors.

9.	FORFEITURE

9.1	Application

This article applies to any share that is not fully paid on issue unless the share is subject to a charge that is recorded in the register of shareholders.

9.2	Default notice

(a)	If a shareholder fails to pay any call (or instalment of a call) in full on or before the due date for payment, the directors may serve a written notice (a default notice) on the shareholder requiring the shareholder to pay:

(i)	the amount of the call (or instalment) that remains unpaid;

(ii)	any interest which has accrued on the unpaid amount; and

(iii)	any expenses which the Company has incurred as a result of the shareholder’s payment default.

(b)	A default notice must state:

(i)	the shares to which it relates;

(ii)	the amount of the call (or instalment) that remains unpaid;

(iii)	the additional amounts (if any) the shareholder must pay under these articles as a result of the shareholder’s payment default;

(iv)	a further payment date (which must not be earlier than 14 days from the date of receipt of the default notice) by which the shareholder must pay in full all amounts payable under the default notice;

(v)	the place where all amounts payable under the default notice must be paid or details of a bank account into which payment may be made by electronic funds transfer; and

(vi)	that, if the shareholder fails to pay in full all amounts payable under the default notice by the date specified in it, the shares (or any of them) for which payment is not made will be liable to be forfeited.

9.3	Forfeiture

(a)	Where a shareholder fails to comply with a default notice, the directors may at any time prior to payment being made in full, decide by a resolution of directors to forfeit and cancel any of the shares to which the default notice relates.

(b)	Any share that has been forfeited and cancelled may be re-issued under these articles.

9.4	Effect of forfeiture

A shareholder whose shares have been forfeited and cancelled:

(a)	ceases to be a shareholder in respect of those shares;

(b)	is not entitled to be refunded any moneys paid to the Company in respect of those shares; and

(c)	is discharged from any further obligation to the Company in respect of those shares.

10.	PURCHASES AND REDEMPTIONS

10.1	Purchases and redemptions

(a)	Subject to the Act and these articles, the directors by a resolution of directors may:

(i)	purchase, redeem or otherwise acquire any shares at any times, from any shareholder, for any consideration (whether or not at a premium) and on any terms the directors decide by a resolution of directors; or

(ii)	acquire for no consideration any fully paid shares from a shareholder by way of surrender of the shares.

(b)	Sections 60 (Process for purchase etc), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at option of company) of the Act do not apply to the Company.

10.2	Consent

The Company must not purchase, redeem or otherwise acquire any shares without the consent of the shareholder concerned unless the Company is permitted to do so without the shareholder’s consent by the Act, the memorandum or these articles and for the avoidance of doubt, shareholder consent is not required for any conversion of shares pursuant to clauses 6.3 or 6.4 of the memorandum.

10.3	Solvency test

(a)	The directors may only purchase, redeem or otherwise acquire any shares if they are satisfied (on reasonable grounds) that the Company will satisfy the solvency test immediately after the relevant payment is made.

(b)	This article only applies where the Act requires the directors to be satisfied as to the matters referred to in this article.

10.4	Treasury shares

(a)	If the directors decide by a resolution of directors to do so, the Company may hold as treasury shares any shares that it purchases, redeems or otherwise acquires in accordance with these articles.

(b)	If the purchase, redemption or other acquisition of any share would, when aggregated with all other shares of that class held by the Company as treasury shares, result in the Company holding more than 50 per cent of the issued shares of that class (excluding any shares that have been cancelled), that share must be cancelled but may be reissued.

(c)	All rights and obligations attaching to a treasury share are suspended and may not be exercised by or against the Company while it holds the share as a treasury share.

(d)	Any treasury shares held by the Company may be transferred at any times, to any persons (whether or not shareholders), for any consideration and on any terms the directors decide by a resolution of directors.

11.	SHAREHOLDERS’ MEETINGS AND WRITTEN RESOLUTIONS

11.1	Calling meetings

(a)	The directors:

(i)	may call a meeting of shareholders (or a class of shareholders) if they decide to do so by a resolution of directors; and

(ii)	must call a meeting of shareholders (or a class of shareholders) if they are requested to do so in writing by shareholders entitled to exercise at least 30 per cent of voting rights in respect of the matter for which the meeting is requested.

(b)	Where the directors are required to call a meeting of shareholders at the request of shareholders, they must call the meeting within a reasonable period of time, and in any event within 60 days, of receipt of the request.

11.2	Time and place

Each meeting of shareholders may be held at any time and any place (whether within or outside the British Virgin Islands) the directors decide by a resolution of directors.

11.3	Length and form of notice

(a)	Each meeting of shareholders must be called by not less than seven days’ written notice.

(b)	Each notice of meeting must state:

(i)	the date, time and place of the meeting;

(ii)	(if it is anticipated that not all shareholders will participate in the meeting from the same place) the means by which they will communicate with each other during the meeting; and

(iii)	the general nature of the business to be conducted.

(c)	The directors must give notice of each meeting of shareholders to:

(i)	each person who, on the record date, is recorded as a shareholder in the register of shareholders other than any shareholder who is not entitled under these articles to attend and vote at the meeting; and

(ii)	each director.

(d)	The directors may set a record date for determining the shareholders entitled to attend and vote at a meeting of shareholders. The record date may be the date on which the notice of meeting is given or a later date specified in the notice.

11.4	Waiver and failure to give notice

(a)	If a meeting of shareholders is held in contravention of the notice requirements of these articles, the meeting will be valid if shareholders holding at least 90 per cent of the total voting rights on all the matters considered at the meeting waive notice of the meeting. For this purpose, the presence of a shareholder at the meeting constitutes waiver of notice by the shareholder.

(b)	A meeting of shareholders will be valid even if the Company inadvertently fails to give notice of the meeting to any person entitled to receive it or the person does not receive it.

11.5	Persons entitled to attend

(a)	Each director may attend and speak at any meeting of shareholders (or class of shareholders) even if the director is not a shareholder.

(b)	The directors may invite any person (including an auditor) who is not a shareholder to attend and speak at any meeting of shareholders (or class of shareholders).

(c)	Except as stated otherwise in these articles, no person may attend, vote or speak at any meeting of shareholders (or class of shareholders) unless the person is a shareholder.

11.6	Quorum

(a)	No business may be conducted at any meeting of shareholders (other than the adjournment of the meeting) unless a quorum is present at the time the meeting proceeds to business.

(b)	A quorum is present at a meeting of shareholders if one or more shareholders, who hold shares that carry at least [33.3][1] per cent of the voting rights of all shares then in issue, are present in person or by proxy. If the Company has a sole shareholder, a quorum is present if the sole shareholder is present.

(c)	Where a quorum is not present within half an hour of the time set for the start of the meeting, if the meeting was called:

(i)	at the request of shareholders in accordance with the Act or these articles, it will be dissolved; or

(ii)	by the directors, the meeting will be adjourned to the following day and be held at the same time and place or any other date, time and/or place the directors decide by a resolution of directors.

[1]	Mourant note: Company to confirm.

11.7	Chairman

(a)	The chairman of directors is to act as chairman at every meeting of shareholders.

(b)	If there is no chairman of directors, the chairman is not present or the chairman is unwilling to act as chairman of the meeting, the directors present must choose from among themselves a chairman for the meeting.

(c)	If no director is present and willing to act as chairman of the meeting, the shareholders present (in person or by proxy) must choose a shareholder to be chairman. If they cannot agree on a chairman, the meeting will be dissolved.

11.8	Adjournment

(a)	The chairman of a meeting of shareholders:

(i)	may, with the consent of the shareholders present (in person or by proxy); and

(ii)	must, if directed to do so by a resolution of shareholders, adjourn the meeting to another date, time and/or place.

(b)	In addition, the chairman of the meeting may, at any time without the consent of the shareholders present (in person or by proxy), adjourn the meeting (whether or not it has commenced or a quorum is present) to another date, time and/or place if the chairman considers that it would facilitate the conduct of the business of the meeting to do so.

(c)	Nothing in this article limits any other power vested in the chairman of the meeting to adjourn the meeting.

(d)	No business may be conducted at any adjourned meeting other than the business which might have been conducted at the meeting from which the adjournment took place.

11.9	Voting

(a)	A resolution put to a vote at a meeting of shareholders, will be passed and become a resolution of shareholders if the necessary number of votes is cast in favour of the resolution. [If an equal number of votes are cast for and against the resolution, the chairman of the meeting has a deciding vote.][2]

(b)	At any meeting of shareholders, each shareholder entitled to vote on a resolution, has (on a show of hands or on a poll) the number of votes for every share held by the shareholder as prescribed by clause 6 of the memorandum. A shareholder need not cast all of the shareholder’s votes or cast all of the shareholder’s votes in the same way.

(c)	At any meeting of shareholders, a resolution put to a vote must be decided on a show of hands unless a poll is demanded by the chairman or a shareholder either before or after the declaration of the result of the show of hands.

(d)	Unless a poll is demanded:

(i)	a declaration by the chairman of the meeting that a resolution has been passed or lost on a show of hands; and

(ii)	an entry to that effect in the minutes of the meeting,

is conclusive evidence of the fact without proof of the number or proportion of the votes cast for or against the resolution.

[2]	Mourant note: Client to confirm.

(e)	If a poll is demanded, it must be taken immediately in any manner the chairman directs. The result of the poll will be treated as the decision of the shareholders present (in person or by proxy) on the resolution for which the poll was demanded.

(f)	A demand for a poll may be withdrawn at any time before the poll is taken.

(g)	A person may only object to the qualification of any other person to vote at the meeting of shareholders (or any adjournment of the meeting) at which that other person’s vote is cast. Any objection must be referred to the chairman of the meeting whose decision will be final and conclusive. Every vote not disallowed by the chairman will be valid for all purposes.

11.10	Restriction on voting and quorum

Unless the directors decide otherwise by a resolution of directors, a shareholder may not:

(a)	attend or vote (in person or by proxy) at any meeting of shareholders (or class of shareholders); or

(b)	sign or consent to any written resolution of shareholders (or class of shareholders), in respect of any share held by the shareholder unless all calls and other sums currently payable by the shareholder to the Company in respect of the share have been paid in full.

11.11	Proxies

(a)	A shareholder may appoint a proxy to attend, speak and vote on behalf of the shareholder at any meeting of shareholders (or class of shareholders).

(b)	A proxy need not be a shareholder and must be appointed by a written notice (a proxy notice).

(c)	A proxy notice must be:

(i)	in the form provided to shareholders by the Company (if any) or any form the chairman of the meeting accepts as properly evidencing the wishes of the relevant shareholder;

(ii)	signed by the shareholder or the shareholder’s properly appointed attorney or (if the shareholder is a body corporate) executed under its common seal or signed by a properly authorised officer or attorney; and

(iii)	deposited at the Company’s registered office (or any other place specified for this purpose in the notice of meeting) together with any power of attorney or other authority (if any) under which it was signed or executed at least two hours before the time set for the start of the meeting or any later time the chairman of the meeting permits.

(d)	Unless the proxy notice states otherwise:

(i)	it is valid for any adjournment of the meeting to which it relates; and

(ii)	confers authority on the proxy to vote or abstain as the proxy thinks fit on any resolution to be considered at the meeting (including an amendment to a resolution).

(e)	The chairman of the meeting may accept as valid a copy of any proxy notice and any power of attorney or other authority (if any) under which it was signed or executed. If the chairman does so, within seven days of the date of the meeting, the shareholder must produce to the Company:

(i)	the original proxy notice; and

(ii)	a copy of the power of attorney or other authority (if any) under which it was signed or executed certified in a manner acceptable to the directors,

otherwise the votes cast by the proxy will be disregarded.

(f)	A vote given by proxy will be treated as valid despite the previous termination or revocation of the authority of the proxy if the Company has not received written notice of the termination or revocation of authority at Company’s registered office (or any other place for the deposit of proxy notices specified in the notice of meeting) prior to the time set for the start of the meeting (or any adjournment of the meeting).

(g)	If two or more valid but differing proxy notices are received from a shareholder for use at the same meeting, the one which is last received (regardless of its date or the date of its signature) will be treated as replacing and revoking the others. If the Company is unable to determine which proxy notice was last received, none of them will be treated as valid.

11.12	Shareholders with legal incapacity

(a)	Where a shareholder suffering from any legal incapacity has appointed an attorney or is the subject of an order made by any court having jurisdiction in matters concerning legal incapacity:

(i)	the shareholder may:

(A)	vote at any meeting of shareholders (or class of shareholders); or

(B)	sign or consent to any written resolution of shareholders (or class of shareholders),

by the attorney or by any guardian, trustee or other person appointed by the court (each, an appointed person); and

(ii)	any appointed person may vote at any meeting of shareholders (or class of shareholders) by proxy.

(b)	The directors may require any evidence they think fit of the authority of an appointed person prior to any vote being exercised, or any written resolution of shareholders being signed or consented to, by the appointed person.

11.13	Corporate representatives

(a)	Any body corporate which is a shareholder may, by a resolution of its directors or other governing body, authorise any individual to act as its representative at a meeting of shareholders (or class of shareholders).

(b)	For the purposes of these articles:

(i)	a body corporate is taken to be present in person at any meeting of shareholders if its representative is present at the meeting; and

(ii)	the representative is entitled to exercise the same rights the body corporate could exercise if it were an individual.

(c)	The directors may (but are not bound to) require evidence of the authority of any individual to represent a body corporate at a meeting of shareholders (or class of shareholders), certified in any manner they think fit.

11.14	Participation by electronic means

(a)	A shareholder is taken to be present at a meeting of shareholders (or class of shareholders) if:

(i)	the shareholder participates in the meeting (in person or by proxy) by telephone or other electronic means; and

(ii)	all shareholders participating in the meeting are able to hear each other.

(b)	Where one or more shareholders participate in a meeting of shareholders by telephone or other electronic means, the meeting will be taken to be held at the place where the chairman of the meeting is located.

11.15	Written resolutions of shareholders

(a)	Any action that may be taken by the shareholders at a meeting of shareholders (or class of shareholders) may also be taken by the shareholders (or class of shareholders) passing a written resolution of shareholders without the need for any prior notice to be given.

(b)	A written resolution of shareholders:

(i)	may consist of several documents (including electronic communications) in substantially the same form;

(ii)	may be signed or consented to by the relevant shareholder or the shareholder’s attorney or (in the case of a body corporate) a properly authorised officer or attorney; and

(iii)	must be sent to each shareholder who would be entitled to attend a meeting of shareholders and vote on the resolution.

(c)	Where a written resolution of shareholders is passed without all of the shareholders signing or consenting to it, the Company must send a copy of it to those shareholders who have not signed or consented to it. If the Company fails to do so, this will not invalidate the resolution.

(d)	The directors may (but are not bound to) require evidence of the authority of any attorney or any authorised officer of a body corporate to sign or consent to a written resolution of shareholders, certified in any manner they think fit.

(e)	If the Company has a sole shareholder, the sole shareholder may pass a written resolution of shareholders.

12.	DIRECTORS - GENERAL

12.1	Number

(a)	Unless the shareholders decide otherwise by a resolution of shareholders, the number of directors (excluding alternate directors) is not subject to a maximum and the minimum number is one.

(b)	If:

(i)	the shareholders pass a resolution of shareholders to fix the minimum number of directors at two or more; and

(ii)	the number of directors falls below the minimum number for any reason,

then:

(A)	the continuing directors may appoint any number of additional directors as is necessary to ensure that the number of directors is restored to the minimum; or

(B)	if there are no continuing directors, any shareholder or (if a secretary has been appointed) the secretary, may call a meeting of shareholders for the purpose of appointing directors.

12.2	No share qualification

A director need not be a shareholder.

12.3	Appointment and election

(a)	No person may be elected or appointed a director, alternate director or reserve director if the person:

(i)	is disqualified by law from, or would (if already a director) be ineligible under these articles to continue, acting as a director; or

(ii)	has not consented in writing to act as a director.

(b)	The first directors are to be appointed by the Company’s first registered agent.

(c)	At any time, the directors may appoint by a resolution of directors, and the shareholders may elect by a resolution of shareholders, any person to be a director, either to fill a vacancy or as an additional director, for any term (if any) the directors or shareholders decide.

(d)	Where the directors appoint a person as director to fill a vacancy, the term of appointment must not exceed the term remaining of the director who ceased to hold office.

12.4	Ceasing to be a director

(a)	A director ceases to hold office if:

(i)	the director’s term of office expires and the director is not re-elected or reappointed;

(ii)	the director resigns by written notice to the Company;

(iii)	the director dies or enters into bankruptcy, liquidation or any similar procedure;

(iv)	the director becomes of unsound mind or is mentally or physically incapable of acting as a director;

(v)	the director is prohibited or disqualified by law from being a director;

(vi)	the director becomes bankrupt or insolvent or makes any arrangement or composition with the director’s creditors generally; or

(vii)	the director is removed from office by a resolution of shareholders or resolution of directors (and, for this purpose, section 114 (Removal of directors) of the Act does not apply to the Company).

(b)	Where a director resigns, the resignation takes effect from the later of the date:

(i)	on which the notice of resignation is received at the Company’s registered office or the office of the Company’s registered agent; and

(ii)	specified in the notice of resignation.

12.5	Fees and expenses

(a)	The directors may be paid for their services as directors any fees they decide by a resolution of directors. The fees of the directors accrue on a daily basis and are to be divided among them as they agree or (if they cannot agree) equally.

(b)	If a director is requested to perform services, which the directors consider to be beyond the scope of the ordinary duties of a director, the director may be paid any additional remuneration (whether by way of fees, salary, commission, participation in profits or otherwise) the directors decide by a resolution of directors.

(c)	A director may be paid or reimbursed for all expenses properly incurred by the director in carrying out the director’s duties.

(d)	The directors may decide by a resolution of directors to provide benefits (whether by paying allowances, gratuities or pensions, by providing any form of insurance or in any other manner) for any director or former director or the relatives, or dependants of, or persons connected to, any director or former director. No director or former director is accountable to the Company for any benefit provided under this article.

12.6	Alternate directors

(a)	Any director (other than an alternate director) may:

(i)	appoint any person to be the director’s alternate; and

(ii)	remove the alternate from office at any time.

(b)	An alternate director ceases to hold office if:

(i)	the alternate’s appointor ceases to be a director;

(ii)	the alternate’s appointor removes the alternate;

(iii)	the alternate resigns; or

(iv)	an event occurs which, if the alternate were a director, would cause the alternate to vacate that office.

(c)	A director must notify the Company in writing as soon as practicable of any:

(i)	appointment of an alternate; and

(ii)	event that results in an alternate ceasing to hold office.

The notice must be sent to the Company’s registered office or the office of the Company’s registered agent. An appointment or removal of an alternate by the director will only take effect once the notice has been received by the Company.

(d)	An alternate director is:

(i)	responsible to the Company for the alternate’s own acts and defaults; and

(ii)	not an agent of the alternate’s appointor.

(e)	An alternate director is entitled to:

(i)	receive notice of each meeting of directors and each meeting of any committee of which the alternate’s appointor is a member;

(ii)	act as an alternate for more than one director;

(iii)	attend and vote at any meeting of directors at which the alternate’s appointer is not present and exercise all powers and perform all the duties of the alternate’s appointor at the meeting;

(iv)	sign or consent to any written resolution of directors if the alternate’s appointor is unable to do so for any reason;

(v)	a separate vote for each appointor the alternate represents in addition to any vote the alternate has in the alternate’s own right if the alternate is a director;

(vi)	count separately toward the quorum for any meeting (whether of directors or any committee) for each appointor the alternate represents in addition to counting toward the quorum in the alternate’s own right if the alternate is a director; and

(vii)	be paid or reimbursed for any expenses properly incurred by the alternate but is not entitled to any fees or other compensation from the Company.

12.7	Corporate directors

Any director which is a body corporate may appoint any individual as its properly authorised representative for the purpose of performing its duties as a director.

13.	POWERS OF DIRECTORS

13.1	General powers

(a)	The business and affairs of the Company are to be managed by, or under the direction or supervision of, the directors. The directors have all the powers necessary for managing, directing and supervising, the business and affairs of the Company.

(b)	The directors may exercise all powers of the Company that are not required by the Act, the applicable Listing Rules, the memorandum or these articles to be exercised by the shareholders.

(c)	The shareholders may pass a resolution of shareholders directing the Company to take, or refrain from taking, any action. No resolution of shareholders will invalidate anything done by the directors before the resolution is passed.

(d)	The general powers given by this article are not limited by any special power given to the directors by any other article.

13.2	Sale of assets

Section 175 (Disposition of assets) of the Act does not apply to the Company.

13.3	Borrowing

The directors may exercise all of the powers of the Company to:

(a)	incur any debt, liability or other obligation (including to give a guarantee, indemnity or other payment obligation in respect of the obligations of any person); and

(b)	create any charge over its assets or undertaking (whether present or future) as security for any debt, liability or other obligation of the Company or any other person.

13.4	Cheques

All cheques, promissory notes, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company, may be signed, drawn, accepted, endorsed or otherwise executed in any way approved by a resolution of directors.

13.5	Interests of shareholders

(a)	If the Company is a wholly owned subsidiary, a director may, when exercising any powers or performing any duties as a director, act in a manner which the director believes is in the best interests of the Company’s parent, even though it may not be in the best interests of the Company to do so.

(b)	If the Company is not a wholly owned subsidiary of its parent, a director may, when exercising any powers or performing any duties as a director, with the prior agreement of the shareholders other than its parent, act in a manner which the director believes is in the best interests of its parent, even though it may not be in the best interests of the Company to do so.

(c)	If the Company is carrying out a joint venture between its shareholders, a director may, when exercising any powers or performing any duties as a director in connection with carrying out the joint venture, act in a manner which the director believes is in the best interests of a shareholder or shareholders even though it may not be in the best interests of the Company to do so.

14.	DELEGATION OF POWERS

14.1	Committees

(a)	The directors may by a resolution of directors:

(i)	delegate any of their powers to any committee, consisting of one or more directors on any terms they think fit; and

(ii)	dissolve the committee or vary or revoke any of the committee’s powers, but no person dealing in good faith with the Company who does not have notice of the revocation or variation will be affected by it.

(b)	A committee may consist of members who are not directors, however, a majority of the members of the committee must be directors.

(c)	The directors cannot delegate to a committee the power to:

(i)	amend the memorandum or these articles;

(ii)	establish a committee other than a sub-committee of it;

(iii)	delegate powers to another committee other than a sub-committee of it;

(iv)	appoint or remove a director or agent;

(v)	approve a plan of merger, consolidation or arrangement;

(vi)	make a declaration of solvency or approve a liquidation plan; or

(vii)	make a determination that the Company will, immediately after a proposed distribution, satisfy the solvency test.

(d)	Unless its terms of reference state otherwise, a committee has power to establish a sub-committee and to sub-delegate any of its powers to the sub-committee or any other person.

(e)	When exercising its powers, a committee must adhere to any directions given to it, or limitations imposed on it, by the directors.

(f)	If a committee has more than one member, the provisions in these articles relating to meetings and proceedings of the directors and written resolutions of directors apply to it except to the extent that its terms of reference state otherwise.

14.2	Officers

(a)	The directors may by a resolution of directors appoint any person to hold any office with the Company (including chairman of directors, chief executive officer, vice-president, secretary and treasurer) on any terms, and for any period, they think fit. A person may hold more than one office at the same time.

(b)	The directors may by a resolution of directors:

(i)	confer on any officer any of their powers, on any terms and with any restrictions, they think fit; and

(ii)	revoke, withdraw or vary an officer’s powers or remove an officer but:

(A)	no person dealing in good faith with the Company who does not have notice of the revocation, withdrawal, variation or removal will be affected by it; and

(B)	any removal of the officer will be without prejudice to any claim for damages for breach of any contract of service between the officer and the Company.

(c)	If an officer’s duties are not set out in the resolution of directors appointing the officer, any subsequent resolution of directors or a contract of service between the officer and the Company, it will be the duty of:

(i)	a chairman of directors to chair meetings of directors and shareholders;

(ii)	a chief executive officer to manage the day to day affairs of the Company;

(iii)	a vice-president to:

(A)	act (or, if there is more than one vice-president, the longest holding office to act) in the absence of the chief executive officer; and

(B)	perform the duties delegated to the vice-president by the chief executive officer;

(iv)	a secretary to:

(A)	maintain (or cause to be maintained) the Company’s statutory registers, minute books and other records (other than financial records);

(B)	perform any duties which these articles state are to be performed by a secretary; and

(C)	ensure that the memorandum and these articles are complied with and that the Company complies with all procedural requirements imposed on it by applicable law; and

(v)	a treasurer to be responsible for the financial affairs of the Company.

(d)	An officer may be paid (in addition, if applicable, to any fees as a director) any remuneration (whether by way of salary, commission, participation in profits or otherwise) the directors decide by a resolution of directors.

14.3	Agents

(a)	The directors may by a resolution of directors:

(i)	appoint any person (including a director) to be an agent of the Company;

(ii)	delegate any of their powers (by power of attorney or in any other way) to an agent of the Company on any terms they think fit; and

(iii)	remove any agent or vary or revoke any of the agent’s powers, but no person dealing in good faith with the agent who does not have notice of the revocation or variation will be affected by it.

(b)	The directors cannot delegate to an agent the power to:

(i)	amend the memorandum or these articles;

(ii)	change the Company’s registered office or registered agent;

(iii)	establish a committee;

(iv)	delegate powers to a committee;

(v)	appoint or remove any director or agent other than a substitute or sub-delegate;

(vi)	fix the compensation of any director;

(vii)	approve a plan of merger, consolidation or arrangement;

(viii)	make a declaration of solvency or approve a liquidation plan;

(ix)	make a determination that the Company will, immediately after a proposed distribution, satisfy the solvency test; or

(x)	authorise the Company to continue as a body corporate incorporated under the laws of a jurisdiction outside of the British Virgin Islands.

(c)	Unless an agent’s terms of appointment state otherwise, an agent has power to appoint a substitute or sub-delegate.

15.	INTERESTS OF DIRECTORS

15.1	Directors may have interests

(a)	Subject to the Act or any other applicable legislation, if a director has disclosed the director’s interest in accordance with these articles and the applicable Listing Rules, the director may:

(i)	be a party to, or otherwise interested in, any transaction with the Company or in which the Company is directly or indirectly interested;

(ii)	hold any other office or place of profit with the Company (other than the office of auditor) in addition to the director’s office of director on any terms (including as to tenure and remuneration or reward) the directors decide by a resolution of directors;

(iii)	act for the Company in a professional capacity other than as auditor (either personally or through a partnership, body corporate or other person in which the director is interested) on any terms (including as to remuneration or reward) the directors decide by a resolution of directors; and

(iv)	be a director or other officer of, or employed by, or a party to any transaction with, or otherwise interested in, any subsidiary of the Company or any body corporate or other person in which the Company is directly or indirectly interested.

(b)	A director is not, by reason of holding office as a director or the fiduciary relationship created by it, accountable to the Company for any remuneration, profit or other benefit derived, or resulting, from any interest permitted by paragraph (a) above.

(c)	No transaction permitted by paragraph (a) above is liable to be avoided on the grounds that a director has an interest in it or derives any remuneration, profit or other benefit from it.

15.2	Voting and quorum

Where a director is interested in a transaction entered into, or to be entered into by, the Company, if the director has disclosed the interest in accordance with these articles, the director may:

(a)	attend, and be included in the quorum for, any meeting of directors at which any matter relating to the transaction is considered;

(b)	vote on any matter relating to the transaction (including by signing or consenting to any written resolution of directors); and

(c)	sign a document on behalf of the Company, or do any other thing in the director’s capacity as a director, that relates to the transaction.

15.3	Declaration of interests

(a)	Subject to the Act and the applicable Listing Rules, a director must, immediately after becoming aware of the fact that the director is interested in a transaction entered into, or to be entered into, by the Company, disclose the interest to all of the other directors.

(b)	For the purposes of these articles, a disclosure by a director to all of the other directors to the effect that the director is:

(i)	a shareholder, director, officer or trustee of another body corporate or other person; and

(ii)	to be regarded as interested in any transaction which may, after the date of disclosure, be entered into with that body corporate or other person,

is sufficient disclosure of the director’s interest in that transaction.

16.	DIRECTORS’ MEETINGS AND WRITTEN RESOLUTIONS

16.1	Calling meetings

A director may, and (if a secretary has been appointed and is requested to do so by a director) the secretary must, call a meeting of directors.

16.2	Time and place

A meeting of directors may be held at any time and any place (whether within or outside the British Virgin Islands) the person calling the meeting decides.

16.3	Length and form of notice

(a)	At least 24 hours’ notice of each meeting of directors must be given to each director and alternate director.

(b)	A notice of meeting of directors must indicate:

(i)	the date, time and place of the meeting;

(ii)	(if it is anticipated that not all directors will participate in the meeting from the same place) the means by which they will communicate with each other during the meeting; and

(iii)	the general nature of the business to be conducted.

(c)	Unless the directors decide otherwise by a resolution of directors, notice of a meeting of directors need not be given in writing.

16.4	Waiver and failure to give notice

(a)	A director may (either generally or in any specific case):

(i)	consent to a meeting of directors being held on short notice; or

(ii)	waive notice of a meeting of directors either before or after the meeting.

(b)	If a director participates in a meeting of directors, the director is taken to have consented to the meeting being held at short notice or waived notice of the meeting unless the director indicates otherwise in writing before or at the meeting.

(c)	A waiver given after a meeting of directors has been held does not affect the validity of the meeting or of any business conducted at it.

(d)	A meeting of directors will be valid even if the person who calls the meeting inadvertently fails to give notice of the meeting to a director or a director does not receive it.

16.5	Quorum

(a)	A meeting of directors at which a quorum is present may exercise any power of the directors.

(b)	The directors may decide by a resolution of directors the quorum necessary for the conduct of business at a meeting of directors.

(c)	Unless the directors decide otherwise by a resolution of directors, a quorum will be present at a meeting of directors if not less than one half of the total number of directors is present. If the Company only has:

(i)	two directors, a quorum is present if two directors are present; or

(ii)	a sole director, a quorum is present if the sole director is present.

(d)	For the purposes of this article, an alternate director will count towards the quorum for a meeting of directors in the absence of the alternate’s appointor, but where the Company has two or more directors, a quorum will not be present unless at least two individuals are present.

16.6	Chairman

(a)	The directors may elect, and remove, a chairman of directors to hold office for any period they decide by a resolution of directors. The chairman must be a director.

(b)	The chairman is to chair all meetings of directors at which the chairman is present unless the chairman asks another director to chair it. If the directors have not elected a chairman, or the chairman is not present within 15 minutes of the time set for the start of the meeting, the directors present at the meeting must choose from among themselves a chairman for the meeting.

16.7	Voting

A resolution put to a vote at a meeting of directors, will be passed and become a resolution of directors if the necessary number of votes is cast in favour of the resolution. [If an equal number of votes are cast for and against the resolution, the chairman of the meeting has a deciding vote.]3

16.8	Participation by electronic means

(a)	A director is taken to be present at a meeting of directors if:

(i)	the director participates in the meeting by telephone or other electronic means; and

(ii)	all directors participating in the meeting are able to hear each other.

(b)	Where one or more directors participate in a meeting of directors by telephone or other electronic means, the meeting is taken to be held at the place where:

(i)	the chairman of the meeting is located; or

(ii)	another director participating in the meeting is located if the directors agree to do this.

16.9	Written resolutions of directors

(a)	Any action that may be taken by the directors at a meeting of directors may also be taken by the directors passing a written resolution of directors without the need for any prior notice to be given.

(b)	A written resolution of directors:

(i)	may consist of several documents (including electronic communications) in substantially the same form; and

(ii)	must be sent to each director.

(c)	Where a written resolution of directors is passed without all of the directors signing or consenting to it, the Company must send a copy of it to those directors who have not signed or consented to it. If the Company fails to do so, this will not invalidate the resolution.

(d)	If the Company has a sole director, the sole director may pass a written resolution of directors.

[3]	Mourant note: Client to confirm.

16.10	Defects in appointments

All acts done in good faith by a meeting of directors or any committee or by any person acting as a director will be valid and effective, even if it is afterwards discovered that:

(a)	there was a defect in the appointment of any person as a director or member of the committee; or

(b)	any person was disqualified from being a director, had vacated office or was not entitled to vote.

17.	INDEMNITY AND INSURANCE

17.1	Indemnity

(a)	Subject to the Act and the applicable Listing Rules, the Company must indemnify any person who:

(i)	is or was a party, or is threatened to be made a party, to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director or officer of the Company; or

(ii)	is or was, at the request of the Company, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any expenses, judgments, fines or amounts paid in settlement and reasonably incurred in connection with any legal, administrative or investigative proceedings.

(b)	Subject to the Act and the applicable Listing Rules, the Company may, in relation to any person referred to in paragraph (a) above:

(i)	pay on behalf of the person: or

(ii)	lend funds to the person to enable the person to pay,

any expenses incurred, or to be incurred, by the person in defending any legal, administrative or investigative proceedings.

17.2	Insurance

Subject to the Act and the applicable Listing Rules, the Company may purchase and maintain insurance in relation to any person who:

(a)	is or was a director or officer of the Company; or

(b)	at the request of the Company is or was serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity.

18.	RECORDS, UNDERLYING DOCUMENTATION AND REGISTERS

18.1	Records and underlying documentation

(a)	The Company must keep records and underlying documentation in a form that:

(i)	are sufficient to show and explain the Company’s transactions;

(ii)	will, at any time, enable the financial position of the Company to be determined with reasonable accuracy; and

(iii)	complies with the applicable Listing Rules.

(b)	The records and underlying documentation, registers, minutes and resolutions kept by the Company under this article 18 shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act, 2021.

(c)	The Company must retain its records and underlying documentation for any period specified in the Act or any other applicable legislation, including but not limited to, the applicable Listing Rules.

(d)	Where the Company does not keep any record or underlying documentation at the office of its registered agent, the Company must give its registered agent written notice of:

(i)	the physical address of the place where the record or underlying documentation is kept;

(ii)	the name of the person who keeps and controls the record or underlying documentation; and

(iii)	any change in that physical address or the person within 14 days of the change.

18.2	Registers

(a)	The Company must maintain the following registers in accordance with the Act:

(i)	the register of shareholders;

(ii)	a register of directors; and

(iii)	a register of charges.

(b)	Where the Company does not keep any register referred to in paragraph (a) above at the office of its registered agent, the Company must give its registered agent written notice of:

(i)	any change in the register within 15 days of the change:

(ii)	the location at which the register is kept; and

(iii)	any change in the location at which the register is kept within 14 days of the change.

(c)	Subject to the requirements of the Act, the register of shareholders may be in any such form as the directors may approve, but if it is in electronic form the Company must be able to produce legible evidence of its content and until the directors determine otherwise, the electronic form shall be the original register of shareholders.

18.3	Minutes and written resolutions

(a)	The directors must ensure that the following documents (together, Company Decisions) are entered in books kept for the purpose:

(i)	minutes of all meetings of shareholders or any class of shareholders;

(ii)	all written resolutions of shareholders or any class of shareholders;

(iii)	minutes of all meetings of directors or any committee; and

(iv)	all written resolutions of directors or any committee.

(b)	Minutes of any meeting that are signed by the chairman of the meeting, are sufficient evidence of the proceedings at the meeting and the decisions taken at it.

(c)	The Company must keep all Company Decisions at the office of its registered agent or any other place the directors decide by a resolution of directors.

(d)	Where the Company does not keep Company Decisions or any type of Company Decisions at the office of its registered agent, the Company must give its registered agent written notice of:

(i)	the location(s) at which those Company Decisions are kept; and

(ii)	any change in the location(s) at which those Company Decisions are kept within 14 days of the change.

18.4	Registered agent

Subject to the Act and these articles, the Company must keep the following things at the office of its registered agent:

(a)	the memorandum and these articles;

(b)	the register of shareholders or a copy of it;

(c)	its register of directors or a copy of it;

(d)	its register of charges or a copy of it;

(e)	an imprint of each common seal of the Company;

(f)	a copy of each notice or other document filed by the Company with the registrar in the previous 10 years; and

(g)	each Company Decision or a copy of it.

19.	COMMON SEAL

19.1	Common seal

The Company may have more than one common seal.

19.2	Authorisation

(a)	A common seal may only be used with the authorisation of a resolution of directors.

(b)	An authorisation may:

(i)	be given before or after a common seal is affixed to a document;

(ii)	be general or specific; and

(iii)	permit a common seal to be affixed on any number of occasions.

19.3	Application

(a)	Except as expressly stated otherwise in these articles, where a common seal is affixed to a document, it must be witnessed by the signature of a director or some other person authorised by a resolution of directors for this purpose.

(b)	The directors may decide by a resolution of directors (either generally or in any specific case) that a facsimile of a common seal or the signature of any witness may be reproduced on any document by some mechanical or other means or by printing. This has the same effect as if the common seal and any signature were originals.

20.	DISTRIBUTIONS

20.1	Power of directors

Subject to the Act, any rights attaching to any class of shares and these articles, the directors may by a resolution of directors:

(a)	authorise a distribution at any time and in any amount they think fit; and

(b)	set a record date (which may be before or after the date on which the resolution of directors is passed) for determining the shareholders entitled to be paid the distribution.

20.2	Solvency test

The directors may only authorise a distribution if they are satisfied (on reasonable grounds) that the Company will satisfy the solvency test immediately after the distribution is paid.

20.3	Apportionment

Subject to any rights attaching to any class of shares, a distribution is payable on each share in the proportion which the amount paid on the share is to its issue price.

20.4	Form

A distribution may be paid in money, shares or other property.

20.5	Payment

(a)	A distribution may be paid to a shareholder (or any person nominated by the shareholder) by cheque, electronic funds transfer or any other means approved by a resolution of directors.

(b)	Unless the directors decide otherwise by a resolution of directors, a cheque is to be sent by post at the risk of the shareholder to the address of the shareholder recorded in the register of shareholders or any other address the shareholder notifies the Company for this purpose.

(c)	A distribution will only be paid by electronic funds transfer to an account notified to the Company by the shareholder for this purpose prior to the payment date for the distribution.

(d)	Any payment made under this article will be a good discharge to the Company.

20.6	Notice

The directors must notify each shareholder of any distribution authorised by them.

20.7	No interest

No interest accrues on any distribution.

20.8	Treasury shares

No distribution may be paid on any treasury shares.

20.9	Deduction of unpaid amounts

The directors may apply any part of a distribution otherwise payable to a shareholder towards payment of any sum currently payable by the shareholder to the Company in respect of the shareholder’s shares whether on account of calls or otherwise.

20.10	Forfeiture

If a shareholder fails to claim any distribution for three years after the date on which it was authorised by the directors, the directors may decide by a resolution of directors that the distribution is forfeited for the benefit of the Company.

20.11	Entitled persons

This article applies to an entitled person in the same way it applies to a shareholder.

21.	FINANCIAL STATEMENTS AND AUDIT

21.1	Financial statements

(a)	The directors may decide by a resolution of directors to, and must if required to do so by a resolution of shareholders, prepare financial statements for any financial period of the Company.

(b)	All financial statements prepared in accordance with these articles must give a true and fair view of, or be presented fairly in all materials respects so as to show, the Company’s:

(i)	profit or loss for the relevant financial period; and

(ii)	assets and liabilities at the end of that financial period.

21.2	Appointment of auditor

(a)	The first auditor shall be appointed by a resolution of directors, but all subsequent auditors shall be appointed by resolution of shareholders.

(b)	The shareholders may by a resolution of shareholders remove any auditor appointed by either the directors or shareholders despite any contract between the Company and the auditor but without prejudice to any claim for compensation or damages by the auditor.

(c)	A shareholder may be appointed as auditor, but no director or other officer may be appointed as auditor while in office.

21.3	Remuneration of auditor

The remuneration of the auditor is to be fixed by:

(a)	(if the auditor is appointed by the directors) a resolution of directors; or

(b)	(if the auditor is appointed by the shareholders) a resolution of shareholders or in any manner the shareholders decide by a resolution of shareholders.

21.4	Powers of auditor

The auditor:

(a)	has a right to access the books and records of the Company at all reasonable times; and

(b)	may require the directors and officers of the Company to provide the auditor with any information and explanations the auditor thinks necessary for the performance of the auditor’s duties.

21.5	Report of auditor

For so long as the Company has a class of shares listed on a Designated Stock Exchange, the Company’s auditor will be instructed to prepare annual audited accounts in accordance with the applicable Listing Rules and accounting standards.

22.	COMMUNICATIONS

22.1	In writing

Except for notice of a meeting of directors or a committee, any document or information to be sent or supplied to or by any person in accordance with these articles must be in writing.

22.2	From the Company

Any notice, information or written statement to be given by the Company to a shareholder:

(a)	must be in writing and may be given by personal service, registered mail, courier, email or fax to the address of the shareholder recorded in the register of shareholders or any other address or email address as notified by the shareholder to the Company for this purpose; or

(b)	if the Company has a class of shares listed on a Designated Stock Exchange, may be given as permitted by and in accordance with the applicable Listing Rules.

22.3	To the Company

(a)	A document or information may only be sent or supplied to the Company in the English language.

(b)	Subject to the Act and these articles (including (without limitation) article 22.3(c)), a shareholder may send or supply any document or information to the Company by leaving it at, or by sending it by registered mail to, the Company’s registered office or the office of the Company’s registered agent.

(c)	A shareholder may send a proxy notice to the Company by way of email, to the email address provided in the relevant shareholder meeting notice.

(d)	The directors may, either generally or in any specific case, agree that a shareholder may send or supply any document or information to the Company:

(i)	in a language other than English and may require a certified English translation which, in the event of any conflict, will prevail; or

(ii)	by any other means.

22.4	When received

(a)	For the purposes of this article, a document or information is taken to be received:

(i)	(if it is supplied in person or left at an address) at the time it is supplied or left;

(ii)	(if it is sent or supplied by registered mail) 7 days after being deposited in the post, postage prepaid, in a correctly addressed envelope;

(iii)	(if it is sent or supplied by fax) when the transmission has been successfully completed; and

(iv)	(if it is sent or supplied by email) when the email has been sent.

(b)	Any shareholder present in person or by proxy at any meeting of shareholders is, for all purposes, regarded as having received due notice of the meeting.

22.5	Notice binding on transferees

Each person who becomes entitled to a share (whether by operation of law, transfer or otherwise) is bound by any notice in respect of the share which, before the person’s name is entered in the register of shareholders, was given to the person from whom the person derives title.

22.6	Entitled persons

This article applies to an entitled person in the same way it applies to a shareholder.

23.	VOLUNTARY LIQUIDATION

Subject to the Act, the shareholders may decide by a resolution of shareholders, or the directors may decide by a resolution of directors, to appoint a voluntary liquidator in respect of the Company.

24.	CONTINUATION

Subject to the Act, the shareholders may decide by a resolution of shareholders, or the directors may decide by a resolution of directors, to continue the Company as a body corporate incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign these Articles of Association the 18th day of May, 2023.

Incorporator

(Sd.) Rexella D. Hodge	Date
Authorised Signatory
Vistra (BVI) Limited